AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2024
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
HKD 300 million Fixed Rate Notes	Borrowing	02-Oct-24	10-Oct-24	10-Oct-25	HKD 300.00	Morgan Stanley
HKD 200 million Fixed Rate Notes	Borrowing	04-Oct-24	15-Oct-24	15-Oct-25	HKD200.00	Nomura Inter. Plc
AUD 100 million Fixed Rate Notes - Tap 7	Borrowing	22-Oct-24	29-Oct-24	08-Aug-28	AUD 100.00	UBS AG, Australia Branch
TZS 55 billion USD-settled Fixed Coupon Notes	Borrowing	31-Oct-24	08-Nov-24	15-Jul-26	TZS 55,000.00	Merrill Lynch International
VND 300 billion USD-settled Fixed Rate Notes	Borrowing	13-Nov-24	21-Nov-24	21-Nov-25	VND 300,000.00	Merrill Lynch International
MXN 200 million Fixed Rate Notes	Borrowing	10-Dec-24	17-Dec-24	17-Dec-25	MXN 200.00	JP Morgan

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
ZAR 750 million Fixed Rate Notes	10-Oct-19	17-Oct-19	17-Oct-24	ZAR 750.00
TRY 7.5 million 'Improve the Quality of Life for the People of Africa' Fixed Rate Notes	11-Sep-19	24-Oct-19	25-Oct-24	TRY 7.50
TRY 13.5 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	11-Sep-19	24-Oct-19	25-Oct-24	TRY 13.50
INR 500 million Zero Coupon Notes	10-Oct-19	07-Nov-19	07-Nov-24	INR 500.00
HKD 200 million Fixed Rate Notes	03-Nov-23	10-Nov-23	10-Nov-24	HKD 200.00
INR 500 million Fixed Rate Notes	16-Oct-19	14-Nov-19	14-Nov-24	INR 500.00
HKD 100 million Fixed Rate Notes	03-Nov-23	17-Nov-23	17-Nov-24	HKD 100.00
EUR 500 million Fixed Rate Notes	14-Nov-17	21-Nov-17	21-Nov-24	EUR 500.00
GBP 500 million Fixed Rate Notes	25-Oct-21	02-Nov-21	16-Dec-24	GBP 500.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

No bond buybacks during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 December 2024.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Treasurer